UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                   SEC File Number:  000-00439
                                                      CUSIP Number:  027284108

(Check One): [   ] Form 10-K  [   ] Form 20-F  [   ] Form 11-K   [X] Form 10-Q
              ---              ---              ---               -
             [   ] Form 10-D  [   ] Form N-SAR [   ] Form N-CSR
              ---              ---              ---

         For Period Ended:  March 31, 2005

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR

         For the Transition Period Ended:

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                           ------------------------

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:  American Locker Group Incorporated

Former Name if Applicable:

Address of Principal Executive Office
(Street and Number):  608 Allen Street

City, State and Zip Code:  Jamestown, New York  14701-3966

                           ------------------------

                                     PART II
                             RULES 12b-25(b) AND (c)


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        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

                 (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                           --------------------------

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     As stated in the Company's Form 12b-25 filed with the Securities and Exchange Commission (the "SEC") on March 22, 2005 with respect to the Company's Annual Report on Form 10-K for its fiscal year ended December 31, 2004 (the "2004 Form 10-K"), the 2004 Form 10-K could not be completed by the due date because the Company could not complete preparation of its financial statements for the fiscal year ended December 31, 2004 as a result of the occurrence of a subsequent event. On February 8, 2005, the Company announced that it has not been awarded a long term renewal of the contract to sell Cluster Box Units to the United States Postal Service (the "USPS"). In 2004, purchases of Cluster Box Units by the USPS from the Company totaled approximately $25,734,000, or approximately 52% of the Company's total sales in that year. The Board of Directors of the Company has retained a strategic consulting firm, Compass Advisory Partners, LLC, to advise the Board with respect to potential restructuring alternatives, including cost reductions necessitated by the non-renewal of this contract. The occurrence of this subsequent event will likely have an adverse effect on the operations and financial position of the Company which will require that the financial statements of the Company as of December 31, 2004 be supplemented by proforma financial statements in order to comply with generally accepted accounting principals. It is not yet possible to complete preparation of such proforma statements until completion of the analysis of the restructuring plan prepared by Compass Advisory Partners, LLC and adopted by the Board of Directors of the Company.

         For the foregoing reasons, the Company is not able to file its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2005 (the "March 31 Form 10-Q"). The Company will not be able to complete the preparation of its financial statements for its fiscal quarter ended March 31,

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2005 and file the March 31 Form 10-Q until the  Company's  financial  statements for its 2004 fiscal year have been completed and the 2004 Form 10-K has been filed.

                           -----------------------------

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

   Edward F. Ruttenberg                                        (412) 422-2377
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  (Name)                                         (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If the answer is no, identify report(s).

                                                              [   ] Yes  [X] No

         Annual Report on Form 10-K for the fiscal year ended December 31, 2004

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [X] Yes  [_] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


It is expected that as a result of the non-renewal of the contract with the USPS described above and the adoption of the restructuring plan described above, the results of operations for the quarter ended March 31, 2005 are expected to reflect significant charges. It is not possible to quantify these changes until the 2004 10-K is completed and filed.


                       American Locker Group Incorporated
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:      May 16 , 2005           By:   /s/Edward F. Ruttenberg
           ----------------                 --------------------
                                            Edward F. Ruttenberg
                                            Chairman and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized

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representative   (other   than   an   executive   officer),   evidence   of  the
representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).